FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

 1. SUPERNOVA Trial Met COVID-19 prevention endpoint

16 May 2024

SUPERNOVA Phase III trial of sipavibart long-acting antibody met primary endpoints in preventing COVID-19 in immunocompromised patient population

Positive high-level results from the SUPERNOVA Phase III COVID-19 pre-exposure prophylaxis (prevention) trial showed AstraZeneca's sipavibart (formerly AZD3152), an investigational long-acting antibody (LAAB), demonstrated a statistically significant reduction in the incidence of symptomatic COVID-19 compared to control (tixagevimab/cilgavimab or placebo) in an immunocompromised patient population.

The trial met both dual primary endpoints; the first one being the relative risk reduction of symptomatic COVID-19 caused by any SARS-CoV-2 variant and the second being the relative risk reduction of infections caused by SARS-CoV-2 variants not containing the F456L mutation. SUPERNOVA demonstrated the potential benefit of sipavibart in an evolving variant landscape in which COVID-19 cases captured over the course of the trial were caused by several different SARS-CoV-2 variants.

SUPERNOVA is a large Phase III global trial providing the only efficacy data in immunocompromised patients, demonstrating the potential benefit of a COVID-19 antibody against recent SARS-CoV-2 variants. Immunocompromised patients include those with blood cancer, organ transplant recipients, patients with end-stage renal disease requiring dialysis, patients receiving B-cell depleting therapy within the past year, and those taking immunosuppressive medications. Despite accounting for approximately 4% of the population, immunocompromised patients make up about 25% of COVID-19 hospitalisations, ICU admissions, and deaths, even after multiple doses of COVID-19 vaccines.1-6

Ghady Haidar, M.D., UPMC (University of Pittsburgh Medical Center) transplant infectious diseases physician, medical director of the translational research program at UPMC's division of infectious diseases and SUPERNOVA trial primary investigator, said: "COVID-19 still represents a significant and disproportionate risk for immunocompromised patients, with infection often leading to serious and protracted illness. By delivering infection-fighting antibodies directly to patients who often don't respond adequately to vaccines, the data support that sipavibart has the potential to provide much-needed protection against COVID-19 in this highly vulnerable population."

Iskra Reic, Executive Vice President, Vaccines and Immune Therapies, AstraZeneca, said: "Immunocompromised patients currently have limited or no options for COVID-19 protection and continue to face a significant burden of disease, despite often being fully vaccinated. Sipavibart has the potential to prevent COVID-19 in the immunocompromised and we will now work with regulatory authorities globally to bring sipavibart to these vulnerable patients."

Sipavibart was well tolerated in the trial and preliminary analyses show adverse events were balanced between the control and sipavibart arms.

The data will be presented at a forthcoming medical meeting. AstraZeneca is in dialogue with regulatory authorities on potential authorisation or approval pathways.

Notes

SUPERNOVA
SUPERNOVA is a Phase III, global, randomised, double-blind, placebo-controlled trial assessing the safety and efficacy of sipavibart compared to control (tixagevimab/cilgavimab or placebo) for the prevention of COVID-19. The trial was conducted at 197 sites in the US, UK, EU and Asia. Participants were randomised in a 1:1 ratio to receive either a 300mg intramuscular dose of sipavibart or comparator, with 1,669/3,335 participants receiving sipavibart and 1,666/3,335 receiving comparator. A second dose of sipavibart or comparator was given approximately six months after initial receipt of study product.

The trial had dual primary efficacy endpoints. The first evaluated the efficacy of sipavibart against any confirmed SARS-CoV-2 positive symptomatic illness occurring post dose prior to day 181 caused by any variant (i.e., all cases regardless of if the variant has the F456L mutation or not, which sipavibart is not expected to neutralise). The second dual primary efficacy analysis was conducted using only the confirmed COVID-19 cases in the trial where the variant causing the COVID-19 cases did not have the F456L mutation, referred to as a "matched" variant analysis.

Participants were individuals 12 years of age and over who would benefit from prevention with the investigational LAAB, defined as having increased risk for inadequate response to active immunisation (predicted poor responders to vaccines or intolerant of vaccine). Participants at the time of screening had a negative point-of-care SARS-CoV-2 serology test. Participants will be followed for 15 months, with SARS-CoV-2 neutralising antibodies assessed at one, three and six months.

All participants in the trial had an immunocompromising condition and/or were on immunosuppressive treatments, which put them at risk to mount an inadequate immune response to vaccination and at high risk of developing severe COVID-19. This included patients with hematologic malignancies, solid organ transplant recipients, hematopoietic stem cell transplants, end stage kidney disease/dialysis and being within one year of receipt of B cell depleting therapy, among others. Across the treatment groups, demographic and baseline characteristics were generally well balanced.

Sipavibart
Sipavibart (formerly AZD3152) is an investigational long-acting monoclonal antibody (LAAB) against COVID-19. Sipavibart was designed to provide broad and potent coverage across Omicron and ancestral viral variants by neutralising spike protein interaction with the host receptor ACE2.7

Sipavibart was derived from B-cells donated by convalescent patients after SARS-CoV-2 infection. Sipavibart has been engineered using the same antibody scaffold as Evusheld and was optimised with the same half-life extension and reduced Fc effector function and complement C1q binding platform.7 The reduced Fc effector function aims to minimise the risk of antibody-dependent enhancement of disease - a phenomenon in which virus-specific antibodies promote, rather than inhibit, infection and/or disease.

Sipavibart was licensed by AstraZeneca in May 2022 from RQ Biotechnology.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
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References
1.   Evans RA et al. Impact of COVID-19 on Immunocompromised Populations during the Omicron Era: Insights from the Observational Population-Based INFORM Study. The Lancet Regional Health - Europe. 2023;0(0):100747. doi:10.1016/J.LANEPE.2023.100747
2.   Dube S. Continued Increased Risk of COVID-19 Hospitalisation and Death in Immunocompromised Individuals Despite Receipt of ≥4 Vaccine Doses: Updated 2023 Results from INFORM, a Retrospective Health Database Study in England. Poster P0409 at ECCMID 2024.
3.   Turtle L. Individuals with Multiple Sclerosis Are at High Risk for COVID-19 Hospitalisation and Death Despite High Rates of Vaccination: Results from the England INFORM Study. Oral Presentation at ECCMID 2024.
4.   Meeraus W. High Prevalence of Immunocompromising Conditions Among Patients with Severe Acute Respiratory Infection, Including SARS-CoV-2: Results from a Multicentre, Test-Negative Case Control Study. Abstract #01796 at ECCMID 2024.
5.   Meeraus W. Immunocompromise, Cancer and Other Comorbidities in Patients with Severe Acute Respiratory Infection Testing Positive Versus Negative for SARS-CoV-2: A Post Hoc Analysis of COVIDRIVE Data from May 2021 to May 2023. Abstract #01800 at ECCMID 2024.
6.   Ketkar A et al. Assessing the Risk and Costs of COVID-19 in Immunocompromised Populations in a Large United States Commercial Insurance Health Plan: The EPOCH-US Study. Curr Med Res Opin. 2023. 39 (8):1103-1118.
7.   Francica JR, Cai Y, Diallo S, et al. 1355. The SARS-CoV-2 Monoclonal Antibody AZD3152 Potently Neutralizes Historical and Emerging Variants and is Being Developed for the Prevention and Treatment of COVID-19 in High-risk Individuals. Open Forum Infect Dis. 2023 Nov 27;10(Suppl 2):ofad500.1192. doi: 10.1093/ofid/ofad500.1192.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 16 May 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary